UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2011

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 29 September, 2011

ASX & MEDIA RELEASE
29 SEPTEMBER, 2011

NOVOGEN ANNOUNCES US$2 MILLION INVESTMENT IN MARSHALL EDWARDS

Sydney Australia – 29 September, 2012 – Novogen Limited (ASX: NRT; NASDAQ: NVGN) today announced the that it has entered into a definitive agreement with its majority owned subsidiary, Marshall Edwards, Inc., to purchase common stock in a private placement for a total investment of US$2 million through the purchase of approximately 1.33 million shares of Marshall Edwards, Inc. common stock.

In making the announcement, William D Rueckert, Chairman said “Marshall Edwards represents our Company’s most important asset and we are pleased to be able to continue to support its exciting drug development programs.  We look forward to providing possible additional support in the future and the success of the programs.”

Dr Dan Gold, Marshall Edwards President and Chief Executive Officer said the following:  “This transaction is another indication of Novogen’s ongoing support of Marshall Edwards and our emerging oncology programs.

“Net proceeds from this offering will be used to continue development of our two lead drug candidates, ME-143 and ME-344, and will enable us to advance these programs to meaningful clinical data points next year that we believe can create significant value for our shareholders.”

The offering is expected to close on 30 September, 2011, subject to certain customary closing conditions.

About Novogen Limited

Novogen Limited (ASX: NRT Nasdaq: NVGN) is an Australian biotechnology company based in Sydney, Australia.  Novogen conducts research and development on oncology therapeutics through its subsidiary, Marshall Edwards, Inc., and is developing glucan technology through its subsidiary, Glycotex, Inc.  More information on the Novogen group of companies can be found at www.novogen.com.

About Marshall Edwards

Marshall Edwards, Inc. is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  The company’s lead programs focus on two families of small molecules that result in the inhibition of tumour cell metabolism.  The first and most advanced is a NADH oxidase inhibitor program that includes lead drug candidate NV-143.  The second is a mitochondrial inhibitor program that includes NV-128 and its next-generation candidate NV-344.  Both programs are expected to advance into the clinic in 2011.  For more information, please visit www.marshalledwardsinc.com.